Exhibit 99.2
Summary of Janssen Agreement and the JJDC SPA

As discussed in the Company’s Half-Year Financial Report From January 1, 2023 to June 30, 2023, which is included as Exhibit 99.1 to the Company’s Report on Form 6-K furnished to the SEC on September 26, 2023, the following summary sets forth the material terms of the Janssen Agreement and the JJDC SPA (each as defined therein).

Partnerships

Janssen

On July 7, 2023, the Company entered into a license agreement (the “Janssen Agreement”) with Janssen Pharmaceutica NV (“Janssen”), one of the Janssen Pharmaceutical Companies of Johnson & Johnson. Under the Janssen Agreement, the Company granted Janssen an exclusive royalty-bearing license for the development, manufacturing, commercialization and other exploitation of the investigational, potential first-in-class radioenhancer NBTXR3 and any product that contains NBTXR3 as an active ingredient. The Janssen Agreement covers all uses of NBTXR3, including diagnostic, prophylactic and therapeutic uses, on a worldwide basis, excluding the countries in which the Company has granted a license to LianBio (the worldwide territory, subject to such exclusion, the “Janssen Territory”). Subject to certain conditions, the Janssen Agreement grants Janssen the right to grant sublicenses to its affiliates and/or third-parties through multiple tiers.

Governance; Joint Strategy Committee

Pursuant to the Janssen Agreement, the parties will establish a joint strategy committee (the “JSC”), which shall serve as a forum for communications between the parties with respect to the development, manufacturing and commercialization strategy for NBTXR3. The JSC will include an equal number of employee representatives of each party, each of whom shall have sufficient seniority to make decisions specifically identified in the Janssen Agreement as falling within the scope of the JSC’s responsibility (the “JSC Matters”). Such decisions shall be made by unanimous vote, with each party’s representatives on the JSC collectively having one vote. In the event of a lack of consensus, either party may refer the JSC Matter to executive officers for resolution. If such executive officers cannot reach a consensus on the JSC Matter within a set timeframe, Janssen shall have the final decision-making authority on such JSC Matter.

Exploitation of NBTXR3 and Products Containing NBTXR3

Within the Janssen Territory, Janssen will have the sole and exclusive right to develop, manufacture, commercialize and otherwise exploit NBTXR3 and products containing NBTXR3 as an active ingredient, except that (a) the Company may conduct its ongoing studies, including its ongoing pivotal head and neck study, ongoing studies pursuant to the MD Anderson Agreement, and other ongoing studies that commenced prior to the date of the Janssen Agreement, as well as certain new proof-of-concept or pivotal studies; and (b) the Company may manufacture NBTXR3 or the NBTXR3 active pharmaceutical ingredient in the Janssen Territory, as described below. In light of the foregoing, Janssen will have sole-decision making authority over all matters, other than those specifically designated in the Janssen Agreement. The Company retains the sole and exclusive rights to exploit NBTXR3 and products containing NBTXR3 as an active ingredient outside the Janssen Territory.

Janssen may, in its discretion, conduct any clinical study of a product containing NBTXR3 in the Janssen Territory and will update the JSC periodically regarding its plans for and the status of such clinical studies.

In support of Janssen’s rights, subject to certain exceptions, the Company will provide Janssen with access to all identified licensed technology, use diligent efforts to provide Janssen with technical assistance to support its development efforts, and transfer to Janssen the identified licensed technology and other information in the Company’s possession or control as requested by Janssen.

The Company will retain and maintain the INDs and CTAs in respect of, and act as study sponsor for, the Company’s ongoing head and neck study, subject to Janssen’s right to assume responsibility for the study at any time. Janssen may also request, at any time, to perform activities in support of the ongoing head and neck study in coordination with the Company. With respect to the studies being conducted pursuant to the MD Anderson Agreement and other ongoing studies, MD Anderson or the Company, as applicable, will continue to conduct such studies at their sole cost and expense or as otherwise provided in the MD Anderson Agreement.

The Company may, from time to time, propose to the JSC new “proof-of-concept” clinical studies for the Company to conduct. Janssen may object to the commencement of any new Company-conducted study or the continued conduct of any ongoing Company-conducted studies, including any ongoing MD Anderson study, or to any proposed proof-of-concept study or pivotal study.

Save for certain permitted subcontractor engagements, the Company will not, without Janssen’s prior consent, (i) enter into any agreements with any contract research organization or other third party to conduct any activities in connection with an ongoing or new Company-conducted study or (ii) otherwise engage any third-party subcontractor to conduct its activities under the Janssen Agreement.

In addition to certain audit rights with respect to sites at which Company-conducted studies are conducted, the Company will provide Janssen, on a rolling basis, all data and results from each new or ongoing Company-conducted study as well as all data provided to the Company following completion of such studies. Such data and results will be licensed know-how rights under the Janssen Agreement. Janssen’s consent is required for any data publication by the Company. Moreover, the Company and its affiliates have no right to seek, nor any right to require Janssen to seek, marketing approval or a label extension for any product with NBTXR3 as an active ingredient based on data from any new or ongoing Company-conducted study.

Janssen has sole and exclusive authority over all regulatory matters with respect to NBTXR3 and products containing NBTXR3 as an active ingredient in the Janssen Territory and upon Janssen’s request, the Company will assign to Janssen all right, title and interest in, to and under all regulatory documentation. Upon Janssen’s request, the Company will provide regulatory assistance.

Janssen has sole and exclusive authority with respect to manufacturing of NBTXR3 and products containing NBTXR3 as an active ingredient in the Janssen Territory, save for permitted manufacturing activities by the Company in the Janssen Territory to fulfill the Company’s clinical and commercial supply obligations to Janssen, to conduct the new and ongoing Company-conducted clinical studies, and in respect of development and commercialization outside of the Janssen Territory.

For a period following the effectiveness of the Janssen Agreement and on terms to be set forth in one or more separate supply agreements, the Company shall manufacture and supply NBTXR3 or the NBTXR3 active pharmaceutical ingredient, including any manufacturing improvements, to Janssen.

Pursuant to the Janssen Agreement, upon Janssen’s request, the parties will also negotiate a clinical supply agreement for the supply of NBTXR3, the NBTXR3 active pharmaceutical ingredient, or both, by the Company to Janssen for commercialization purposes, and a related quality agreement. Prior to the effective date of such clinical supply agreement, the Company will use diligent efforts to supply Janssen NBTXR3 or the NBTXR3 active pharmaceutical ingredient for use in clinical development activities. Upon Janssen’s request, the Company will use diligent efforts to supply raw materials used in the manufacture of NBTXR3 or the NBTXR3 active pharmaceutical ingredient for use in testing and development activities by Janssen.

The Company has undertaken to ensure compliance with all applicable laws, including good manufacturing practices, in connection with manufacturing activities, and has granted Janssen audit rights with respect to facilities and systems used in connection with manufacturing.

Janssen may, itself or through its affiliates or third party contractors, manufacture NBTXR3 and or the NBTXR3 active pharmaceutical ingredient. Janssen may satisfy all of its supply requirements at any time from any such alternative supply sources rather than from the Company. Upon Janssen’s request in connection with such an assumption of manufacturing, the Company will conduct a technology transfer to Janssen or its designee of the manufacturing processes.

Exploitation outside the Janssen Territory

The Janssen Agreement acknowledges the Company’s existing obligations to continue to comply with all obligations under the LianBio Agreement in respect of the territories covered thereby. If, at any time during the term of the Janssen Agreement, the Company obtains rights to develop or commercialize NBTXR3 or any product containing NBTXR3 as an active ingredient in any country in the territory covered by the LianBio Agreement as a result of the termination, expiration or amendment of the LianBio Agreement, the Company will promptly notify Janssen. If the Company elects to conduct any development or commercialization activities with respect to NBTXR3 in any such country, the Company will coordinate such activities with Janssen and will provide Janssen with its plans for such activities on a periodic basis. The Company will not conduct (or will cease conducting) any such activities if Janssen raises concerns.

Financial Terms

As consideration for entering into the Janssen Agreement, the Company received a non-refundable upfront payment from Janssen of $30.0 million in August 2023.

The Company is eligible for success-based payments of up to $1.8 billion in the aggregate, relating to potential development, regulatory, and sales milestones. The Janssen Agreement also includes a framework for additional success-based potential development and regulatory milestone payments of up to $650 million, in the aggregate, across five new indications that may be developed by Janssen at its sole discretion, and of up to $220 million, in the aggregate, per indication that may be developed by the Company in alignment with Janssen.

Following commercialization, the Company will also receive tiered double-digit royalties on net sales of NBTXR3 in the Janssen Territory, subject to downward adjustment based on customary country-by-country competition- and intellectual property-related triggers.

Royalties will be payable on a product-by-product and country-by-country basis until the latest of (i) the expiration of the last royalty-bearing claim with respect to such Licensed Product in such country, (ii) the expiration of regulatory exclusivity for such Licensed Product in such country, or (iii) the twelve-year anniversary following the first commercial sale of the Licensed Product in such country. Upon the expiration of the royalty term with respect to a Licensed Product in a given country, Janssen shall be granted a fully-paid up, royalty-free, perpetual and irrevocable in such country.

License Grants

The Company grants, on behalf of itself and its affiliates, to Janssen, an exclusive (even as to the Company and its affiliates), royalty-bearing license, with the right to sublicense through multiple tiers, under the licensed intellectual property, to exploit NBTXR3 and products containing NBTXR3 as an active ingredient in the Janssen Territory. Janssen in turn grants to the Company several non-exclusive sub-licenses, including non-sublicensable and non-transferable sub-licenses under the licensed intellectual property to perform the new and ongoing Company-conducted studies, and to fulfil the Company’s manufacturing obligations under the Janssen Agreement and in respect of development and commercialization outside of the Janssen Territory.

Intellectual Property

The Company and Janssen retain ownership of their respective pre-existing technology. All technology made in the course of performing obligations under the Janssen Agreement made solely by the Company or Janssen, as the case may be, will be owned by the respective inventor. To the extent any technology is made by Janssen and the Company together, such invention will be jointly owned by Janssen and the Company.

Janssen shall have the sole right and discretion to determine which patent rights, if any, are extended for any product that contains NBTXR3 as an active ingredient.

Janssen shall have the first right, but not the obligation, to defend (at its own expense) any claim or assertion that NBTXR3 or any product containing NBTXR3 as an active ingredient infringes or misappropriates a third party’s patent rights or know-how rights. The Company has the right, at its expense, to be represented in Janssen’s efforts, or settle its infringement liabilities independently of Janssen, but shall not have the right to control or interfere with Janssen’s efforts to defend or settle any such infringement claim.

Janssen may, but is not required to, commercialize any product containing NBTXR3 as an active ingredient in the Janssen Territory under the Company’s product mark, subject to an appropriate trademark agreement. Should Janssen elect not to use the Company’s product mark, then Janssen will have the sole and exclusive right to develop, conduct clearance searches for, and select the trademarks used for such commercialization in the Janssen Territory, which may vary by country or within a country. Janssen will own all worldwide rights in the Janssen product marks and the right, in its discretion and at its expense, to defend and enforce such Janssen product marks.

Confidentiality and Publicity; Indemnification; Insurance

The Company and Janssen have agreed to customary confidentiality obligations with respect to confidential or proprietary information disclosed in connection with their respective performance under the Janssen Agreement, subject to customary exceptions. The Company and Janssen have agreed to provide customary indemnification to one another for claims relating to their respective obligations under the Janssen Agreement. The Company and Janssen have agreed to maintain customary liability insurance policy during the term of the Janssen Agreement to cover their respective product liability and obligations under the Janssen Agreement.

Dispute Resolution

The Janssen Agreement provides a dispute resolution mechanism with respect to any dispute, controversy or claim arising out of or related to the Janssen Agreement, which contemplates a confidential mediation process prior to the initiation of litigation. Failure of the JSC to reach consensus on a JSC Matter is not subject to this dispute resolution mechanism. Notwithstanding the foregoing, certain disputes relating to patent rights (and related prosecution activities thereunder), shall be subject to adjudication in accordance with the applicable laws of the country or jurisdiction in which the relevant patent right is pending or has been issued.

Termination

Unless terminated earlier, the Janssen Agreement will remain in effect for so long as royalties are payable under the Janssen Agreement. The Janssen Agreement may be terminated earlier by either party if the other party commits an uncured material breach or by either party in connection with the occurrence of certain insolvency or bankruptcy events with respect to the other party. Janssen may, upon prior written notice to the Company, terminate the Janssen Agreement without cause.

Share Purchase Agreement with Johnson & Johnson Innovations—JJDC

In connection with the Janssen Agreement, on July 7, 2023, the Company entered into a Securities Purchase Agreement (the “JJDC SPA”) with Johnson & Johnson Innovations—JJDC, Inc. (“JJDC”) with respect to certain equity investments by JJDC in Nanobiotix.  Pursuant to the JJDC SPA and following the receipt of shareholder approval of the applicable purchase price on September 13, 2023, the Company issued 959,637 ordinary shares, to be delivered in the form of restricted American Depositary Shares, for the benefit of JJDC against the subscription proceeds of $5.0 million.

The issuance of shares in the initial tranche was made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).  The restricted American Depositary Shares were issued pursuant to the Deposit Agreement, dated as of December 15, 2020 (the “Deposit Agreement”), by and among the Company, Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of the American Depositary Shares (“ADSs”) issued thereunder, as supplemented in accordance with the terms of such Deposit Agreement by (i) a letter agreement, dated as of July 19, 2023, by and between the Company and the Depositary, establishing procedures to enable certain holders of the Company’s ordinary shares that constitute “restricted securities” to hold such restricted ordinary shares as restricted ADSs (the “Omnibus Restricted ADS Letter Agreement”); and (ii) a letter agreement, dated as of July 19, 2023, by and between the Company and the Depositary, governing the issuance and delivery of the restricted ADSs to the Investor (the “PIPE Securities Letter Agreement”).

Pursuant to the JJDC SPA, Nanobiotix is eligible to receive a second tranche of $25 million from JJDC (the “Second Tranche”) in connection with a future financing by the Company, subject to certain maximum ownership caps on JJDC.  The second, $25 million tranche is conditioned upon, and shall be subscribed at the same price as, a concurrent Nanobiotix financing with gross proceeds of at least $25 million (excluding the potential investment by JJDC) occurring prior to certain long-term development milestones or December 31, 2027, at the latest.

The JJDC SPA includes customary representations and warranties of the parties and provides for customary indemnification of JJDC in respect of certain losses.